Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

May 21, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Jeffrey Riedler
Michael Rosenthall
Dana Hartz
Mark Brunhofer

Re:                               Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 1, 2012 (the “Letter”).  The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement on Form S-1 (the “Registration Statement”).  These changes will be reflected in Amendment No. 1 to the Registration Statement, which is being filed with the Commission contemporaneously with this letter (“Amendment No. 1”).  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.               Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

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•                  Describe how and when a company may lose emerging growth company status;

•                  A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  Your election under Section 107(b) of the Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 39 and 69 of Amendment No. 1.

2.               Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:                                         The Company acknowledges the Staff’s comment and will not circulate the prospectus prior to filing a pre-effective amendment to the Registration Statement that includes pricing-related information.

3.               Please note that when you file a pre-effective amendment that includes your price range it must be bona fide. We interpret this to mean that your range may not exceed $2.00 if your minimum price is $10.00 or less, and may not exceed 20% if your price is above $10.00.

Response:                                         The Company acknowledges the Staff’s comment.

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4.               Please file your remaining exhibits as promptly as possible. We will need time to review these documents once they are filed.

Response:                                         The Company will file all exhibits as soon as practicable and acknowledges that the Staff may have further comments upon examination of these exhibits.

5.               Please note that we will not be able to declare your registration statement effective until we have also completed our review of the related confidential treatment request you filed in conjunction with this Form S-1.

Response:                                         The Company acknowledges the Staff’s comment.

6.               Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:                                         The Company acknowledges the Staff’s comment and to the extent any graphic, visual or photographic information is included in the printed prospectus, the Company will provide proofs of all such information supplementally. The Company does not currently intend to include any such information in the printed prospectus.

7.               Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response:                                         The Company acknowledges the Staff’s comment.

8.               We note that you use technical jargon throughout your prospectus. Wherever you first use a technical term, please define or explain that term so that an investor can better understand your disclosure. Please provide a definition or explanation for the following terms used in your prospectus:

•                  “biologic-drug conjugate”;

•                  “cell-based assay”;

•                  “development plan designed to culminate in registration”;

•                  “durable complete responses”;

•                  “high throughput screening”;

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•                  “human interleukin-3 (IL-3) genetically linked to a truncated version of diphtheria toxin”;

•                  “overexpressed”;

•                  “patient-harvested dendritic cells”;

•                  “single agent activity”; and

•                  “synthetic peptide vaccine that targets several epitopes.”

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary, Risk Factors and Business sections of the prospectus to help clarify the meaning of the above-referenced terms and phrases and other technical terms the first time they are used, and in some cases has changed or eliminated the term.

Prospectus Summary, page 1

9.               Please provide support for your statements that you are, “developing the most clinically advanced pipeline of anti-CSC therapeutics,” and that your pipeline establishes you, “as a leader in the CSC field.”  Please also provide a basis for the similar disclosure elsewhere in your prospectus, including: the Overview section on page 49; the Overview section on page 65; and the Strategy section on page 67.  We also note that on page 19 that you identify other companies with substantial resources and experience that are developing CSC-directed compounds. Given that, please provide a reasonable basis for these statements and, if you cannot, please consider removing the statements.

Response:                                         The Company is “developing the most clinically advanced pipeline of anti-CSC therapeutics” based on the clinical status of its product candidates compared with the clinical status of the products being developed by other companies generally recognized to be focused on CSC therapeutics, including Boston Biomedical, Inc., Eclipse Therapeutics, Inc., OncoMed Pharmaceuticals, Inc. and Verastem, Inc.  The Company has two clinical stage therapeutics that have completed Phase 1/2 trials.  In contrast, Boston Biomedical, Inc. (www.bostonbiomedical.com) has one therapeutic that has completed Phase 2 testing and one therapeutic that has completed Phase 1, but not Phase 2 testing; Eclipse Therapeutics, Inc. (www.eclipsepharma.com) and Verastem Therapeutics, Inc. (www.verastem.com) do not have any therapeutics in clinical development; and OncoMed Pharmaceuticals, Inc. (www.oncomed.com) has therapeutics in Phase 1 trials and does not have any therapeutics in Phase 2 trials. There are other companies developing CSC-targeting therapies, including companies with substantial resources and experience. However, to the best of the Company’s knowledge, none

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of those companies are developing pipelines, comprised of more than one CSC-targeting therapeutic, as clinically advanced as the Company.

The Company is “a leader in the CSC field” for three reasons:

•                                          Clinical Status of Product Candidates.  As described above, the Company believes its pipeline is further along in clinical development than that of other CSC-focused companies.

•                                          Intellectual Property.  The Company believes that it has among the earliest and broadest intellectual property and patents in the CSC field, including patents filed in 1997 and 1999 covering methods of treating cancer that target CSCs and methods of diagnosing cancer by detecting CSCs.  The Company is not aware of any earlier or broader patents covering CSC therapeutics or diagnostics.

•                                          Industry Recognition.  Industry participants frequently recognize the Company as a leader in the CSC field.  The Company has received many invitations to speak at CSC-focused conferences and has presented at a number of such conferences. For example, Ivan Bergstein, M.D., the Company’s Chief Executive Officer, was chair of the clinical trial session of the 2010 World Cancer Stem Cell Summit.

Risk Factors

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, page 9

10.         The risks you discuss under this caption appear to be similar to the risks you discuss under the caption, “Any failure or delay in completing clinical trials for our product candidates may prevent us from obtaining regulatory approval or commercializing product candidates on a timely basis, or at all, which would require us to incur additional costs and delay receipt of any product revenue” on page 15. Please consider combining these two risk factors and eliminating any duplication while addressing the potential adverse consequences of delays or failures in clinical trials.

Response:                                         In response to the Staff’s comment, the Company has deleted the risk factor formerly on page 15 of the prospectus and supplemented the risk factor beginning on page 10 of Amendment No. 1 in order to reduce any duplication.

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If, in the future, we are unable to establish our own sales, marketing and distribution capabilities or enter into licensing or collaboration agreements for these purposes, we may not be successful in commercializing our product candidates, page 24

11.         Please expand this risk factor to clarify if any of your current executive officers has experience establishing the marketing and distribution capabilities you discuss.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

Risks Related to Our Dependence on Third Parties, page 28

12.         Please expand your risk factors here to address any potential risks or delays as a result of becoming the sponsor for the INDs you currently license or filing your own INDs. For example, please disclose the extent to which your drug development process may change as a result of acquiring the INDs, and whether your company may be required to: manage clinical trials; engage CROs, collaboration partners, manufacturers or others to assist you in designing, conducting or managing trials; communicate with regulatory bodies; or supply products.  If becoming the sponsor for the INDs you currently license or filing your own INDs could cause a major disruption to your research and development processes, please consider adding a separate risk factor discussing that risk.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 28 to include a new risk factor addressing the potential risks and delays associated with the Company assuming control of the overall clinical and regulatory development of SL-401 and SL-701, including assuming sponsorship of INDs.  Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 1.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives, page 38

13.         Please expand this risk factor to disclose your estimated costs of compliance as a reporting company.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1.

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Capitalization, page 44

14.         Please revise your disclosure to highlight the charges to earnings that will occur upon the completion of your offering, including, but not limited to, the stock-based compensation referred to in the last paragraph of Note 8 on page F-19 and the beneficial conversion feature on your 1.27% Convertible Notes disclosed in Note 12 on page F-24.  In addition, please clarify whether any of the almost $1 million in contingent bonuses and salary increases disclosed in Note 10 in the first paragraph on page will be payable upon the completion of your offering.  Please ensure you include all such earnings charges in your dilution computation and MD&A disclosures as well.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 46, 47, 48, 53, 68 and F-24 of Amendment No. 1.

Dilution, page 46

15.         Please revise your historical net tangible book value at December 31, 2011 to remove the parentheses to reflect the amounts as positive or explain to us why it is appropriate to reflect negative amounts.  Based on the information on your balance sheet, it appears that you have positive book equity and positive net tangible book value at December 31, 2011.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Selected Financial Data, page 48

16.         Please revise the description of your “deficit/earnings accumulated during development stage” to include parentheses around the word “deficit” to properly identify negative numbers. In addition, please add parentheses to each of the amounts on this line in 2007, 2008 and 2009 to be consistent with the deficits presented in your statements of preferred stock and stockholders’ equity (deficit).

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1.

17.         Please revise your filing to present historical net (loss)/income per common share and the weighted-average number of common shares outstanding for each annual period presented. This comment also applies to your summary financial information on page 8.

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Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 50 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview

Research and Development Expenses, page 51

18.         You disclose that you include patent-related legal costs in research and development expenses.  Please tell us the nature of these costs and why classification as research and development expenses is not precluded under ASC 730-10-55-2i.  Otherwise, please revise your financial statements to reclassify these legal costs to general and administrative expenses.

Response:                                         The Company advises the Staff that it has reclassified legal costs associated with patent applications, litigation and the purchase or sale of licensing rights from research and development expense to general and administrative expense for the periods presented.  The aggregate decrease in research and development expense and offsetting increase in general and administrative expense under the revised accounting policy is approximately $3,008,000 for the period beginning at the Company’s inception and ended December 31, 2011, of which approximately $466,000 is attributable to 2009, approximately $471,000 is attributable to 2010 and approximately $416,000 is attributable to 2011.  Since the reclassification has no impact to total operating expenses or net loss, cash flows, or any balance sheet item, the Company has concluded these amounts are immaterial corrections of an error.  Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 8, 50 and 55 and provided supplemental disclosures related to the immaterial reclassification correction on page F-10 of Amendment No. 1.

Critical Accounting Policies and Estimates

Accrued Research and Development Expenses, page 53

19.         For each period presented, please disclose the adjustments to your accrued research and development expenses for changes in prior period estimates.

Response:                                         The Company completed an audit of all periods presented as a whole as part of a single contemporaneous review and therefore there have been no significant adjustments for changes in prior period estimates.  The Company has revised its disclosure on page 57 in response to the Staff’s comment.

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Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Common Stock, page 56

20.         Please revise your disclosure to state the amount of additional expense recognized when the retrospective valuation of the common stock as of March 31, 2010 and March 31, 2011 was determined and the period in which the additional expense was recorded.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1.

21.         Please update the table and related disclosure on page 57 to include the 2012 option grants you disclose in the second paragraph on page 59. To the extent you grant additional options prior to the completion of this offering, please update the table for those future grants.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1.  To the extent the Company grants additional options prior to the completion of this offering, it will update the table to include such grants.

22.         Once you have determined the proposed price range, please expand your disclosure to include each significant factor contributing to the difference between the fair value as of the date of your most recent equity award on March 9, 2012 and the estimated IPO price.

Response:                                         The Company acknowledges the Staff’s comment.  When the Company files a pre-effective amendment containing a price range, the disclosure will address these contributing factors.

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Results of Operations, page 60

23.         You disclose that other income includes amounts associated with the Qualified Therapeutic Discovery grant program from the federal government and the Biotechnology Tax Credit from the City of New York.  Please revise your financial statements to provide a policy note discussion indicating how you recognize grant income and separately reference for us the authoritative guidance you rely upon to support your policy.  In addition, please revise your disclosure, here or elsewhere in MD&A, to clarify whether you have any continuing performance obligations related to the receipt of these grants and whether there are any refund obligations. If so, please disclose those obligations and their impact on your accounting.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1 to include a policy note discussion.  Additionally, the Company has revised the disclosure on page 64 to state that there are no continuing performance or refund obligations related to these grants.

The Company has researched the authoritative accounting guidance for the proper recognition of amounts received in these grant programs.  The authoritative guidance includes ASC 605, Revenue Recognition and IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. While ASC 605 discussed analogous situations, U.S. GAAP is silent on the accounting for government grants of this nature.  In the absence of other authoritative literature, IAS 20 is an acceptable source of guidance.

The appropriate treatment for each grant is as follows:

•                  Recognition:

•                  The grant should not be recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it, and that the grant will be received.

•                  Grants should be recognized in the income statement on a systematic basis over the periods in which the Company recognizes the related expenses for which the grants are intended to compensate.  The grants were for prior period expenses and as such, income was recorded when funds

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were received because there are no performance obligations associated to the grants.

•                  Presentation:  Various alternatives exist for presentation in the income statement:

•                  As other income or under a separate heading below operating income.

•                  As a reduction in the related research and development expense.

Liquidity and Capital Resources

Cash Flows, page 61

24.         Please revise the financing activities line item in the table of primary sources and uses of cash to show net cash (used in) provided by financing activities.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

Business, page 65

25.         Given your risk factor on page 14 discussing the lack of a consensus as to the role of CSCs in cancer progression, please explain the reasonableness of your statement here that, “there is a large body of evidence indicating that treatment failure, tumor relapse and poor survival are largely the result of the failure of conventional cancer treatments to eradicate CSCs.” Alternatively, please consider deleting this statement.

Response:                                         CSCs have been shown to be resistant to conventional cancer treatments, as described in the scientific journal articles cited in the table on page 87 of Amendment No. 1, and there is a large body of evidence indicating that treatment failure, tumor relapse and poor survival are largely the result of such resistance of CSCs to conventional cancer treatments, as described in the following articles:  Bao et al. 2006 Nature 444: 756-760; Bertolini 2009 Proc. Natl. Acad. Sci. USA 106(38): 16281-16286; Borman et al. 2008 J. Clincal Oncology 26(17): 2795-2799; Costello et al. 2000 Cancer Res. 60: 4403-4411; Graham et al. 2002 Blood 99(1): 319-325; Hermann et al. 2007 Cell 1: 313-323; Hermann et al. 2008 Cell Cycle 7(2): 188-193; Jordan et al. 2000 Leukemia 14: 1777-1784; Jordan et al. 2006 N. Engl. J. Med. 355(12): 1253-1261; Kang and Kang 2007 Stem Cells and Development 16: 837-847; Liu and Wicha 2010 J. Clincial Oncology 28(25) 4006-4012; Ma et al. 2008 Oncogene 27: 1749-1758; Matsui et al. 2008 Cancer Res. 68(1): 190-197; O’Brien et al. 2009 Semin. Radiat. Oncol. 19: 71-77; Phillips et al. 2006 J. Nat. Cancer Inst. 98(24): 1777-1785; Tehranchi et al. 2010 N. Engl. J. Med. 363(11): 1025-1037; Todaro et al. 2007 Cell Stem Cell 1: 389-402; van Rhenen et al. 2005 Clin. Cancer Res. 11(18): 6520-6527; Vergez et al. 2011 Haematologica 96(12): 1792-1798; Wen and Kesari 2008 N. Engl. J. Med. 359(5): 492-507; and Wulf et al. 2001 Blood 98(4): 1166-1173.

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Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 70 of Amendment No. 1.

26.         Given your disclosure on page 12 that SL-401 and SL-701 studies were both previously managed by investigators under their own INDs, please disclose in the Business section the investigators that previously managed these studies and sponsored the INDs and the current status of any attempts to transfer sponsorship of these INDs and how that could be accomplished. Alternatively, if your company has the right to file new INDs you should disclose the current status regarding the filing of new INDs.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 80, 81, and 85 of Amendment No. 1.

27.         You discuss certain studies such as, “Black in Leukemia in 2003” and “Konopleva in Blood in 2010” which seem to indicate that certain clinical testing involving your product candidate SL-401 was performed by others in the past. Please expand your disclosure to clarify if these product candidates were licensed to other parties in the past, who conducted earlier testing of the product candidates and what testing was performed.

Response:                                         The Company is the first party to license SL-401.  Historically, all preclinical and clinical trials relating to SL-401 have been conducted and sponsored by academic institutions.  In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 78 and 79 of Amendment No. 1 to specify the parties that conducted the studies described in these scientific articles, the nature of the studies and when the studies were conducted in relation to the Company’s licensing of SL-401 from Scott and White Memorial Hospital in 2006.

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Design of SL-401 and Mechanism of Action, page 71

28.         Please expand your disclosure to explain how, “the mechanism by which SL-401 kills cells differs from that of available therapeutics commonly used to treat AML and other hematologic malignancies.”

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.

Completed Phase 1/2 Clinical Trial — Advanced AML, page 71

29.         Please expand your disclosure here to clarify who was responsible for conducting the 401 AHC Study.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1.

30.         Please provide a basis for your statement that, “SL-401 does not appear to have overlapping toxicity with traditional hematologic cancer therapies.”

Response:                                         The most common toxicities associated with SL-401 treatment are fever, chills, liver enzyme elevations and manifestations of early capillary leak syndrome (e.g., reduced albumin, edema and weight gain). In contrast, the most common toxicities associated with traditional hematologic cancer therapies are hair loss, mouth sores, loss of appetite, nausea and vomiting, and bone marrow suppression leading to a greater chance of infection, easy bruising, and tiredness (American Cancer Society, Chemotherapy for Acute Myeloid Leukemia, at http://www.cancer.org/Cancer/ Leukemia-AcuteMyeloidAML/OverviewGuide/leukemia-aml-overview-treating-chemotherapy).

31.         We note that the table on page 74 contains the subtitle, “adapted from Konopleva et al. Blood 2010; 116:21: Abstract #3298)”. Please clarify whether the results in this table, which you refer to in your disclosure, are based on your own clinical testing, or are the results of other clinical tests.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1 to specify that the data presented in the table were collected in a study performed by third parties, led by Dr. Marina Konopleva, the primary investigator of the 401 AHC Study at MD Anderson Cancer Center.  The study was a collaboration

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among the Company, MD Anderson Cancer Center and Scott and White Memorial Hospital.

Design of SL-701 and Mechanism of Action, page 76

32.         The table on page 77 entitled “EphA2 Over-Expression on CSCs of GBM By Flow Cytometry” is illegible. Please increase the size of the table, and below the table please provide a narrative explanation of the data represented in the table.

Response:                                         In response to the Staff’s comment, the Company has increased the size of the tables to improve their legibility and revised the disclosure on page 82 of Amendment No. 1 to provide a narrative explanation of the data presented in the tables.

License and Research Agreements

Scott and White Memorial Hospital, page 88

33.         Please expand your disclosure here to clarify who is obligated to conduct and fund the research and to discuss the regulatory milestones and corresponding time periods you must adhere to in order to retain the license under the June 2006 agreement. Please file any separate agreement with Scott and White related to this research and please disclose the material terms of the arrangement.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 94 to clarify who is obligated to conduct and fund the research under the June 2006 agreement with Scott and White Memorial Hospital.

The Company has not included disclosure of the events constituting regulatory milestones and corresponding time periods it must adhere to in order to retain the license under the agreement.  The Company has requested confidential treatment with respect to such terms and would respectfully request that the Staff consider the disclosure in Amendment No. 1 together with the Company’s request for confidential treatment that was previously submitted to the Staff.  The Company believes that disclosing such information would cause the Company to suffer substantial competitive injury as described in detail in the Company’s request for confidential treatment that was previously submitted to the Staff.

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The Company has disclosed in Note 10 (Commitments and Contingencies) to the audited financial statements the aggregate amount it could be required to pay upon achieving all milestones in its license agreements.

The Company advises the Staff that the terms governing the research with Scott and White Memorial Hospital are included in the Research and License Agreement previously filed as Exhibit 10.1, and that there is no separate research agreement.

University of Pittsburgh, page 89

34.                                 Please disclose the amounts of the annual license maintenance fees that you must pay to University of Pittsburgh until your first commercial sale of a licensed products under the license agreements for the IL-13Rα2 peptide and the EphA2 peptide, the amounts of the initial license fee paid and the regulatory milestones, and the corresponding time periods you must adhere to in order to retain the license. Please also disclose who is obligated to conduct and fund the research.

Response:                                         The Company has not included disclosure of annual license maintenance fees, the amounts of the initial license fees paid or the events constituting regulatory milestones and corresponding time periods it must adhere to in order to retain the license under the agreement.  The Company has requested confidential treatment with respect to such terms and would respectfully request that the Staff consider the disclosure in Amendment No. 1 together with the Company’s request for confidential treatment that was previously submitted to the Staff.  The Company believes that disclosing such information would cause the Company to suffer substantial competitive injury as described in detail in the Company’s request for confidential treatment that was previously submitted to the Staff.

The Company has disclosed in Note 10 (Commitments and Contingencies) to the audited financial statements the aggregate amount it could be required to pay upon achieving all milestones in its license agreements. Further, the Company believes that the amounts of each of the initial license fee and the annual license fee are immaterial to the Company’s financial condition and, in the case of the initial license fee, are already reflected in the Company’s financial statements for the period ended March 31, 2012. Accordingly, the Company believes that specific disclosure of such amounts is of no value to investors and raises the competitive issues described above.

There is no defined research program between the Company and the University of Pittsburgh.  The University has conducted clinical trials of SL-701 at its own expense and not pursuant to any contractual arrangement with the Company.

Cambridge University Technical Services Limited, page 91

35.         Please disclose the aggregate amount of the regulatory milestone payments and the royalty rate under the Exclusive Patent and Non-Exclusive Know-How License Agreement with Cambridge University.  Please note that you may disclose the royalty rate as a range, such as “single digits” or “mid-teens.”

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

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Executive Compensation Annual Cash Bonus, page 117

36.         Please expand your disclosure here to include each of the factors considered by the board in determining the amount of Dr. Bergstein’s annual cash bonus including whether any performance criteria or targets were set, the extent of achievement of those criteria or targets, and how the board considered this level of achievement and the other factors disclosed in determining the amount of the bonus that was ultimately awarded.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

Employment Agreements, page 123

37.         We note your disclosure here that if you, “terminate Dr. Rowinsky without “cause” or if he terminates employment with us for “good reason,” (each as defined in his employment agreement) including if such termination occurs within 12 months following a change in control, we are obligated to pay Dr. Rowinsky his base salary for 12 months, and up to 24 months, following such termination (in the case of a termination following a change in control, the payment is made in a lump sum)”. However, your disclosure in the Potential Payments Upon Termination or Change in Control tables on page 125 seems to indicate that Mr. Rowinsky is only eligible for twelve months salary payment upon “Termination Without Cause or for Good Reason in Connection With or Following a Change in Control.” Please revise your disclosure to clarify this inconsistency.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of Amendment No. 1 to clarify Dr. Rowinsky’s severance rights under his employment agreement with the Company and the severance Dr. Rowinsky would have received, as of December 31, 2011, had he been terminated without cause or for good reason in connection with or following a change in control of the Company.

Transactions with Related Persons, page 130

38.         Please expand your disclosure to clarify the nature of your company’s relationship to Pequot Capital Management.

Response:                                         The Company presently does not have a relationship with Pequot Capital Management (“Pequot”).  In 2007, the Company sought investments from institutional investors, including venture capital and private equity firms and other investors.  In October 2007, the Company completed a private

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placement of preferred stock with the Pequot Funds as the sole investors.  In March 2010, the Company repurchased from the Pequot Funds all of the Company’s preferred stock held by them.  The Company further advises the Staff that additional and more detailed disclosure with respect to the October 2007 and March 2010 transactions, including the Pequot Funds’ former rights as investors in the Company, is set forth on pages F-17 and F-18 of Amendment No. 1 and in the Company’s response to comment 41 submitted in this letter.

39.         Please file the 2003 license agreement and the assignment agreement related to the transfer of patents effective upon the closing of this offering between your company and Dr. Bergstein.

Response:                                         The Company acknowledges the Staff’s comment and will file the 2003 license agreement and the assignment agreement in a subsequent pre-effective amendment.

Note 7. Capital Structure

Redemption of Series A Preferred Stock, page F-16

40.         Please tell us how you calculated the $12.2 million discount resulting from the redemption of your Preferred Shares. In this regard, you state that you recorded the issuance of the Convertible Note at $0.9 million and the issuance of common stock at $1.0 million. When coupled with the $0.75 million in cash paid, it would appear that the discount resulting from the retirement of $15.1 million in preferred stock would be approximately $12.45 million. In your response, please explain why you state that the value of the 227,759 shares of common stock issued in exchange for the Preferred Shares was $1.2 million but then later disclose that the shares were recorded at their issuance date fair value of $1 million.

Response:                                         The reference formerly on page F-16 to the $1.0 million fair value of the common stock issued in exchange for the preferred stock contained a typographical error.  The fair value of the common stock issued as part of the March 2010 redemption of the preferred stock should reflect $1.2 million.  The Company has revised the disclosure on page F-17 of Amendment No. 1 accordingly.  The value of $1.2 million assigned to the common stock was based on an equity offering in April 2010 in which the Company issued 113,879 shares of common stock for a total equity raise of $600,000, or $5.27 per share. This equates to a total value of the common stock issued

United States Securities and Exchange Commission

May 21, 2012

in the March 2010 redemption of $1,200,000 (227,759 x $5.27 = $1,200,000).

The discount resulting from the redemption of the preferred stock was calculated as follows:

Original Series A issuance		$12,500,000
Accretion of Preferred dividend		$2,591,165
Less:	Common stock	$1,200,000
	Cash	$750,000
	Convertible note	$969,400
	(Net of fair value adjustment)
Discount on redemption of preferred stock		$12,171,765

41.         Please explain to us why the value of the 227,759 shares of common stock issued in exchange for the Preferred Shares is in the range of $1.0 to $1.2 million and not approximately $13 million.  In this regard, it appears that the holders of Preferred Shares accepted the common stock plus $0.75 million in cash and $1.25 million in face value of notes in settlement of your obligation to pay them $15.1 million.  In your response, please explain the business purpose for why the holders of Preferred Shares, the Pequot Funds, were apparently willing to forgo approximately $12 million in value.  Also, tell us the original conversion rate in the Preferred Shares and why the Pequot Funds did not merely convert the Preferred Shares into common.

Response:                                         The Company was able to negotiate an extremely favorable business deal with the Pequot Funds for two primary reasons.  First, and as widely reported at the time, the investment manager in question, Pequot, and its affiliated hedge funds were winding down and liquidating.  Those funds included the following entities that had invested in the Company:  (i) Pequot Healthcare Fund, L.P.; (ii) Pequot Healthcare Offshore Fund, Inc.; (iii) Pequot Diversified Master Fund, Ltd.; and (iv) Pequot Healthcare Institutional Fund, L.P.  Second, the Pequot Funds initially communicated to the Company their intent to sell their shares of the Company’s stock as part of a basket of shares of multiple Pequot portfolio companies that would be sold to a single buyer.  However, the Company extracted itself from that transaction as a result of provisions in the original investment documents the Company had negotiated with the Pequot Funds.  Specifically, the Pequot Funds were contractually precluded from selling their shares of the Company’s stock to any business that competed with the Company, including financial institutions that invested in such competitors, as described in such documents.  These provisions, which apparently did not appear in the investment documents

United States Securities and Exchange Commission

May 21, 2012

the Pequot Funds had negotiated with their other portfolio companies, prohibited the Pequot Funds from selling their shares of the Company to the buyer of the balance of its larger portfolio and substantially limited the universe of potential buyers.  As a result, at a time when they had concluded they must sell their position, the Pequot Funds had limited liquidity opportunities, which allowed the Company to negotiate a favorable deal for itself.

The Pequot Funds were certainly free to convert the preferred stock to common stock at any time and such shares had remained convertible on a one-to-one basis from the time of the initial investment, but conversion would not have addressed the Pequot Funds’ desire to liquidate or the restrictions on transfers to competitors (those restrictions applied to preferred and common stock alike).

As noted in the Company’s response to comment 40 submitted in this letter, the $1.0 million stated value of the common stock issued in the March 2010 redemption of the Company’s preferred stock was a typographical error.  The value assigned to the common stock was $1.2 million.  The Company interprets the Staff’s $13 million valuation of the common stock to be the difference between the approximately $15 million carrying value of the preferred stock at the time of the redemption less the cash and convertible notes consideration exchanged during the redemption transaction.  The Company valued the common stock at a value of $1.2 million based on an April 2010 equity offering that occurred contemporaneously with the redemption of the preferred stock, in which the Company issued 113,879 shares of common stock for a total equity raise of $600,000, or $5.27 per share.  These proceeds equate to the total value of the common stock issued in the redemption transaction of $1,200,000 (227,759 shares x $5.27 = $1,200,000).  Management believes this represents fair value of the Company’s common stock from a market participant perspective in an orderly transaction.  The remaining $12.2 million discount was recorded as a debit to retained earnings and a credit to preferred stock in accordance with ASC Topic 260-10.

United States Securities and Exchange Commission

May 21, 2012

Note 10. Commitments and Contingencies University of Pittsburgh, page F-21

42.         In the first two paragraphs on page F-22 you disclose two additional non-exclusive license agreements entered into in March 2012.  Please tell us the amounts of the initial license fees paid to UP and explain why you expect to defer portions of these fees until September 2012 for one agreement and March 2013 for the other.

Response:                                         The first non-exclusive license agreement disclosed on page F-23 is the Non-Exclusive License Agreement to EphA2, and the second non-exclusive license agreement disclosed on page F-23 is the Non-Exclusive License Agreement to use and reference certain data, information and regulatory filings, both of which are described on pages 95 and 96 of Amendment No. 1.

The Company has not included disclosure of initial license fees paid to the University of Pittsburgh under these agreements, as the amounts are not significant to the financial statements.  Further, the Company has requested confidential treatment with respect to such terms and would respectfully request that the Staff consider the disclosure in Amendment No. 1 together with the Company’s request for confidential treatment that was previously submitted to the Staff.  The Company believes that disclosing such information would cause the Company to suffer substantial competitive injury as described in detail in the Company’s request for confidential treatment that was previously submitted to the Staff.

Further, the Company believes that the amount of each initial license fee is immaterial to the Company’s financial condition and is already reflected in the Company’s financial statements for the period ended March 31, 2012. Accordingly, the Company believes that specific disclosure of such amounts is of no value to investors and raises the competitive issues described above.

The Company has the express right to defer a portion of the initial license fee under the EphA2 license until September 2012, and to defer a portion of the initial license fee under the data license until March 2013, pursuant to the terms it negotiated in each of those agreements.  The Company negotiated the right to defer such amounts as part of its cash flow management.

* * *

United States Securities and Exchange Commission

May 21, 2012

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY 10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017